SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                          CompuDyne Corporation
                          _____________________
                            (Name of Issuer)

                 Common Stock (Par Value $.75 Per Share)
                 _______________________________________
                      (Title of Class of Securities)


                              20479530 6
                            ______________
                            (CUSIP Number)

                Corcap, Inc. Pooled Pension Investment Trust
                       c/o Martin Roenigk, Trustee
                       MicroAssembly Systems Inc.
                            120 Union Street
                          Willimantic, CT 06226
                              203-456-0200

                       with a copy to:

                       Kathleen A. Maher, Esq.
                       Tyler Cooper & Alcorn
                       205 Church Street
                       P.O. Box 1936
                       New Haven, CT 06509-1910
                       203-784-8234
     _________________________________________________________________
         (Name, address and telephone number of person authorized to receive notices and communications)

                           September 15, 1995
                     ______________________________
                     (Dates of events which require
                        filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].










CUSIP No. 20479530 6
____________________

(1)  Name of Reporting Person and I.R.S. Id. Numbers:

     Corcap, Inc. Pooled Pension Investment Trust, c/o
     Martin Roenigk, Trustee
     I.R.S. Id. No.:     06-1237135-003
     I.R.S. Id. No.:     06-1237135-001

(2)  Check the Appropriate Box if a Member of a Group:
             (a) _____         (b) _____

(3)  SEC USE ONLY:

(4)  Source of Funds: (OO)

(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e): [ ]

(6)  Citizenship or Place of Organization:  Connecticut


Number of Shares Beneficially Owned by Reporting Person With:

(7)  Sole Voting Power: 224,000

(8)  Shared Voting Power: 0

(9)  Sole Dispositive Power: 224,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned By Reporting Person: 224,000

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares: [ ]

(13) Percent of Class Represented by Amount in Row (11):
     12.8% Based on Issued and Outstanding; 6.3% Fully Diluted

(14) Type of Reporting Person:  EP


ITEM 1.  SECURITY AND ISSUER.

     This Schedule relates to the Common Stock, par value $0.75 per share ("Common Stock") of CompuDyne Corporation ("CompuDyne"), a Pennsylvania corporation. The address of CompuDyne's principal executive offices is 90 State House Square, Hartford, Connecticut 06103-3720 through October 31, 1995. After such date, its address will be 120 Union Street, Willimantic, Connecticut 06226.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule is filed by Corcap, Inc. Pooled Pension Investment Trust (the "Trust"). The business address of the Trust is c/o Martin Roenigk, Trustee, MicroAssembly Systems, Inc., 120 Union Street,
Willimantic, CT 06226.

     The Trust was formed by an agreement on July 1, 1988, by and between Corcap, Inc., a Nevada corporation ("Corcap"), and John Sundman, the original trustee. The Trust was amended on October 2, 1990 to direct the trustee to divest the Trust of all assets not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). A successor trustee was appointed on August 21, 1995 in accordance with the terms of the Trust.

     The Trust is a single trust in the nature of a master trust, comprised of the assets of two employee benefit pension plans, Corcap, Inc. Pension Plan 1A ("Plan 1A") and Corcap, Inc. Pension Plan 6B ("Plan 6B")(Plan 1A and Plan 6B are collectively referred to as the "Constituent Plans") which provide for contributions to a trustee, to be held in trust for the exclusive benefit of participants in the respective Constituent Plans and their beneficiaries.

     Neither the Trust nor the current Trustee, nor, to the best knowledge of the undersigned, any predecessor trustee of the Trust has, at any time during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate number of 224,000 shares of the CompuDyne Common Stock reported in this Schedule by the Trust have been transferred to the Trust to satisfy Corcap's minimum funding obligation under Section 412 of the Code for the Plan Years 1992, 1993 and 1994 in the amount of approximately $448,000. No shares of CompuDyne Common Stock have been transferred from Corcap to the Trust pursuant to these provisions prior to the present transfer.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the transaction reported in this Schedule 13D is to satisfy Corcap's minimum funding obligations for the 1992, 1993 and 1994 Plan Years of each of the Constituent Plans, as required under Section 412 of the Code, in the amount of approximately $448,000. Corcap has contributed 143,600 shares of Common Stock to Plan 1A and 80,400 shares of Common Stock to Plan 6B (together, the "Shares"). The making of such contributions in property may constitute a "prohibited transaction" within the meaning of Section 4975 of the Code and Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Corcap intends to file an application with the Department of Labor ("DoL") seeking Prohibited Transaction Exemptions with respect to the transfer of the Shares of Common Stock to each of the respective Constituent Plans. Under an Agreement, dated as of September 6, 1995, among Corcap, Plan 1A and Plan 6B, the contribution of the Shares to each of the Constituent Plans has been made conditional upon the DoL granting the relief sought under the Prohibited Transaction Exemptions application. In the event the DoL does not grant the relief sought under the application for the Prohibited Transaction Exemptions, the Trustee of the Constituent Plans will promptly return the Shares to Corcap. Unless and until such return is required, the Trustee of the Constituent Plans will be deemed the record and beneficial owner (in trust) of the Shares.

     The Trust has no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CompuDyne, the sale or transfer of a material amount of the assets of CompuDyne, any change in the present management of CompuDyne, any material change in the present capitalization or dividend policy of CompuDyne, any other material change in CompuDyne's business or corporate structure, any changes in CompuDyne's charter or by-laws which may impede the acquisition of control of CompuDyne by any person, causing any class of securities of CompuDyne to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of CompuDyne becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above. The Trust may sell the Shares over time under applicable rules of the Securities Act of 1933, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Trust has beneficial ownership of 224,000 of CompuDyne's Common Stock which is 12.8 percent of CompuDyne's issued and outstanding stock as of September 15, 1995 or 6.3% on a fully diluted basis. (See Amendment No. 7 to Schedule 13D filed by Corcap, Inc. on or about August 31, 1995.)

     (b) The Trust, through its trustee, has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 224,000 shares of CompuDyne Common Stock reported in this Statement.

     (c)  None.

     (d)  None.

     (e)  Not Applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust has no contracts, arrangements, understandings or relationships concerning the CompuDyne Common Stock which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among the Trust and CompuDyne Corporation.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Trust Agreement by and between Corcap, Inc. and John F.
Sundman, dated July 12, 1988 with Amendment dated October 2, 1990.

     (2) Agreement by and between Corcap, Inc. and Corcap, Inc. Pension Plan No. 1A and Corcap Inc. Pension Plan No. 6B, dated September 6, 1995.








                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 25, 1995
                                   CORCAP, INC POOLED PENSION
                                   INVESTMENT TRUST
                                   BY MARTIN ROENIGK, TRUSTEE



                                   /s/ Martin Roenigk, Trustee
                                   _____________________________
                                   Martin Roenigk, Trustee